1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Mike Ma, Spokesperson
No.45, Jieh Show Rd.	mikema@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-4-25341525#1559
Taiwan, 30056
www.spil.com.tw

Siliconware Precision Industries announces the disposal of the Hsinchu IIG and facility

Subject: To announce the disposal of the Hsinchu IIG and facility

Regulation:	Published pursuant to Article 4-20 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2016/12/16

Contents:

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

The Hsinchu IIG located at No. 17, Park Ave. 2, Science-Based Industrial Park, Hsinchu, Taiwan 300, R.O.C.

2.	Date of the occurrence of the event: 2016/12/16

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price:

(1)	The floor space of the Hsinchu IIG: 20,074 square meter (equivalent to 6,072 p’ing)

(2)	Total transaction price: NT$ 412,000 thousand (tax excluded)

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):

Integrated Service Technology Inc and it is not an actual related party of the company.

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):

Anticipated profit from the disposal is approximately NT$19,401 thousand.

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment: According to the agreement;

Restrictive covenants in the contract: N/A

Other important stipulations: N/A

9.	The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

(1)	The price of the transaction was open tender.

(2)	The assets were appraised by CCIS Real Estate Jointed Appraisers Firm and The Board of the Company resolved the disposal of the Hsinchu IIG and facility.

10.	Name of the professional appraisal institution and its appraisal amount:

(1)	CCIS Real Estate Jointed Appraisers Firm

(2)	The building and the cleanroom: NT$ 356,956 thousand; The facility equipment: NT$ 16,244 thousand.

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:N/A

12.	Is the appraisal report price a limited price or specific price?:No

13.	Has an appraisal report not yet been obtained?:No

14.	Reason for an appraisal report not been obtained: N/A

15.	Broker and broker’s fee:

(1)	Savills Residential Services (Taiwan) Limited

(2)	NT$5,000 thousand

16.	Concrete purpose or use of the acquisition or disposal: Cost saving and to liquidate asset

17.	Do the directors have any objection to the present transaction?: No

The transaction is subject to the authority’s approval.

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to shipment. Products include advanced leadframe, substrate packages, wafer bumping and FCBGA, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to TIFRS on a consolidated basis. The investment gains or losses of our company for the three months ended Sep 30, 2016 reflect our gains or losses attributable to the third quarter of 2016 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the consolidated financial data for our company for the three months ended Sep 30, 2016, nor the consolidated financial data for our company for the nine months ended Sep 30, 2016 is necessarily indicative of the results that may be expected for any period thereafter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: December 16, 2016	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer